April 2, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Amanda Ravitz
Ms. Mary Beth Breslin
Mr. Jay Mumford
Mr. Gary Todd
Ms. Jeanne Bennett

RE:	Infraredx, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-201212)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Infraredx, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-201212), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally confidentially submitted to the Commission on November 12, 2014 and was originally filed with the Commission on December 22, 2014. The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s Registration Statement on Form 8-A (File No. 001-36821), filed with the Commission on January 27, 2015 (the “Form 8-A”), effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement and the Form 8-A to the undersigned at Infraredx, Inc., 34 Third Avenue, Burlington, MA 01803, facsimile number (781) 345-9557, with a copy to the Registrant’s counsel, Cooley LLP, Attn: Nicole Brookshire, 500 Boylston Street, Boston, MA 02116, facsimile number (617) 937-2400.

If you have any questions with respect to this matter, please contact Nicole Brookshire of Cooley LLP at (617) 937- 2357.

Sincerely,

Infraredx, Inc.

/s/ James E. Muller

James E. Muller

Chief Medical Officer and Chairman